ImmunoPrecise Antibodies Successfully Engineers
in silico Antibodies to Elusive Tumor Protein Using
Its Patented LENSai Technology

Engineering antibodies in silico using LENSai™ marks a significant milestone toward the complete de novo design of antibodies, aligning with IPA's vision to make groundbreaking and safer therapeutics instantly accessible and affordable.

Key takeaways:

•
Highly Specific Binding of Novel Antibodies to a Tumor Microenvironment Protein of Previously Unknown Structure - Verified in Laboratory Setting
•
The Targeted Protein, Residing Within the Harsh Tumor Microenvironment, Represents a Key Challenge in Healthcare and the Treatment of Cancers

VICTORIA, BRITISH COLUMBIA (CANADA), August 19, 2024 – ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutics company, today announced a groundbreaking achievement: the ability to engineer antibodies entirely through computer simulations using LENSai. This marks a significant milestone for the biotechnology industry. Additionally, the antibodies produced by IPA are highly specific to a challenging oncology target located within the Tumor Microenvironment (TME).

This achievement was made possible by the patented LENSai technologies, which began from an exceptionally challenging starting point: the target protein had no previously known structural information. Despite this, the LENSai platform was able to model the protein's structure and accurately engineer antibodies specifically tailored to bind to it. This is particularly significant because designing effective therapeutics without prior structural knowledge of the target is a major hurdle in drug discovery, often requiring extensive experimentation and resources. LENSai's ability to overcome this challenge entirely in silico highlights its advanced capabilities in computational biology and its potential to revolutionize the field of antibody engineering.

The potential therapies were engineered to bind exclusively to the oncology target under specific conditions. Importantly, it was demonstrated that these therapies do not bind to similar proteins known to be present on healthy cells and tissues, which is crucial because such binding typically leads to the negative side effects seen in chemotherapy. These findings highlight LENSai's ability to address one of the toughest challenges in optimizing antibodies for oncology.

“This marks a significant milestone for the biotechnology industry, demonstrating LENSai's ability to engineer highly specific and validated antibodies for the exceedingly difficult environment around tumors, and doing so entirely on a computer,” said Dr. Jennifer Bath, President and CEO of IPA. “This success, elevated by the fact that important details of the protein being targeted were unknown, represents a major feat in the application of LENSai in generating targeted and specific therapies for the potential treatment of cancer. Moreover, our continuous advancements and integrations have significantly enhanced our ability to develop these therapies faster, more efficiently, and at a reduced cost compared to traditional methods.”

Historically, biologic drug discovery has been a risky, time-consuming, and expensive endeavor, with failure rates exceeding 90%. Recent data indicates that it now costs approximately $1.3 billion and takes an average of 10 to 15 years to bring a single new drug to market, with costs potentially rising even higher depending on the complexity of the drug and therapeutic area. The market has seen major successes like Humira, which has shown potential in the tumor microenvironment and has generated over $20 billion in annual sales. Similarly, Keytruda has demonstrated effectiveness in modulating the tumor microenvironment and has generated over $14 billion annually. However, the time, cost, and risk associated with developing such biologics have historically limited the number of these therapies that can be pursued, creating a bottleneck in the availability of life-saving treatments.

“The successful application of LENSai, along with laboratory validation of these novel antibodies, underscores LENSai’s potential to accelerate the development of precision-targeted treatments, aimed at more effective cancer therapies with fewer side effects,” stated Dr. Dirk Van Hyfte, MD, PhD, Co-Founder and Head of Innovation at BioStrand, an IPA subsidiary. “What LENSai has accomplished today is just one of the reasons we firmly believe in its ability to bring potentially life-changing biologics to patients with the power of our AI.”

About ImmunoPrecise Antibodies Ltd.

The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). For further information, visit www.ipatherapeutics.com.

Source: ImmunoPrecise Antibodies Ltd.

Investor Relations Contact

Kirsten Beduya

Quantum Media Group, LLC

kirsten@quantum-corp.com

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the expected outcome on the market, the life sciences, drug discovery and development, integration and / or success of LENSai, LLMs, RAG, or HYFT technologies, including their benefits, which include accelerating the development of precision-targeted treatments, aimed at more effective cancer therapies with fewer side effects and our belief that we are bringing potentially life-changing biologics to patients with the power of our AI and statements relating to IPA’s expected increased revenue streams and financial growth. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time, those assumptions include: the continued successful application of LENSai technology in engineering highly specific antibodies, including within challenging tumor microenvironments where traditional methods have been less effective; sustained market demand for AI-driven therapeutics that offer more efficient and cost-effective biologic therapies; timely regulatory approval and acceptance of therapies developed using LENSai, ensuring market access without significant delays; ongoing advancements and integration in AI and computational methods to enhance the efficiency and accuracy of the LENSai platform; the ability of LENSai to consistently reduce development time and costs compared to traditional drug discovery methods; and the expectation that these technological advancements will drive increased revenue streams and sustained financial growth for the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company’s Annual Report on Form 20-F for the year ended April 30, 2024 (which may be viewed on the Company’s SEDAR+ profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.